

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 2, 2009

By facsimile to (212) 930-9725 and U.S. Mail

Mr. Paul Morrison
Chief Executive Officer
OmniReliant Holdings, Inc.
14375 Myerlake Circle
Clearwater, FL 33760

Mr. Oscar Rodriguez
President
Abazias, Inc.
5214 SW 91st Terrace, Suite A
Gainesville, FL 32608

Re: OmniReliant Holdings, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-4
        Filed June 18, 2009
        File No. 333-157256

Dear Messrs. Morrison and Rodriguez:

        We reviewed the filing and have the comments below. Please key your responses to the comments in the cover letter that you provide in response to the comments. As noted previously, it is insufficient to state simply that you have revised the registration statement. Rather, you should specify where you have made revisions in the registration statement.

General

1.   Disclosure on the front cover page of the proxy statement/prospectus and elsewhere indicates that the total merger consideration is fixed at 13 million shares of OmniReliant's Series E preferred stock which are to be distributed pro rata among the holders of Abazias' issued and outstanding common stock, with fractional shares to be rounded up. Please revise your cover page and similar disclosures elsewhere in the document to indicate that the additional 1,000 shares of Series E preferred stock are being registered to cover the rounding of fractional shares.

2.   Examples about the adjusted conversion price throughout the proxy statement/prospectus are inconsistent. For example, page 9 makes reference to 13,001,000 shares of Series E preferred stock on which its calculation is based whereas page 10 makes reference to 13 million shares of Series E preferred stock on which its calculations are based. Please revise so that examples about the adjusted conversion price are consistent throughout the proxy statement/prospectus.

3.   It is unclear how the calculations for examples about the adjusted conversion prices were made. For example, the calculation on pages 9 and 45 states that if the market price is $1.01, the conversion price will be $0.84 and the 13,001,000 shares of Series E preferred stock will be equivalent to 15,446,773 shares of OmniReliant's common stock. Using the assumed market price of $1.01, we calculate that the 13,001,000 shares of Series E preferred stock will be equivalent to 15,447,381 shares of OmniReliant's common stock. Please revise or advise.

4.   We note your response to prior comment 4. In addition to disclosing the terms of the transaction in which you purchased 50% of Strathmore's issued and outstanding common stock, please disclose how you intend to account for this transaction.

Cover page

5.   We note your response to prior comment 12 on the cover page regarding the adjustment to the conversion price of the Series E Preferred Stock. If, in response to this comment, you wish to illustrate the number of shares of common stock into which the Preferred Stock is convertible by including this information on the cover page, please consider using a bullet – point or other easy to read format, with the more detailed textual disclosure to follow in the body of the prospectus.

Comparative Per Common Share Data, page 9

6.   Please also present the historical, pro forma, and equivalent pro forma income statement information for the year ended June 30, 2008. Please correspondingly revise your presentation on pages 37 and 40.

Q: What is the proposed transaction?, page 10

7.   We assume the reference to the attached agreement and plan of merger as Exhibit A rather than as Appendix A is inadvertent. Please revise.

Abazias, Inc. Selected Historical Financial Data, page 16

8.   Please also provide selected historical financial data as of and for the three month period ended March 31, 2009.

Pro Forma Financial Statements

Notes to the Unaudited Condensed Consolidated Pro Forma Financial Information

Note 2. Purchase Accounting, page 24

9.   There appears to be a typographical error in the table showing the components of the preliminary purchase price on page 27. Please revise as necessary.

Note 6. Pro Forma Adjustments, page 32

10.   We note your response to prior comment 20. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction shall be disclosed separately and not considered in your pro forma statements of operations. These nonrecurring items should continue to be presented as adjustments on your pro forma balance sheet. In this regard, it is not clear why you have reflected the preferred stock accretion as a pro forma adjustment in the pro forma statements of operations. Please advise or revise your pro forma statements of operations to remove these pro forma adjustments and disclose this fact in the pro forma footnotes.

11.   As disclosed on page F-120 of the financial statements of Abazias, Inc., you entered into a $100,000 secured convertible note payable with Abazias, Inc. Please tell us why this note payable is not reflected as part of adjustment (d), or revise as necessary.

Comparative Historical and Pro Forma Financial Information and Per Share Data, page 37

12.   We note your response to prior comment 26. Given that you are continuing to present both basic and diluted EPS amounts, please further clarify that for purposes of computing the income (loss) per equivalent common share amounts you assumed that the Series E preferred stock being given to Abazias shareholders was converted into common stock. Please also correspondingly revise your disclosures on pages 9 and 40.

Responze TV Loan Agreement, page 52

13.   As appropriate, continue to update the disclosure concerning the status of the lawsuit pending in the Supreme Court State of New York, County of New York.

Net Loss, page 56

14.   Refer to prior comment 38. As requested previously, clarify that the net loss amounted to $(15,403,790) for the year ended June 30, 2008 and $(39,567,693) for the period from inception to June 30, 2008 rather than to June 30, 2007.

Background of the Merger, page 78

15.   Refer to prior comment 40. Disclose the estimated projection of Abazias' future sales that resulted from the oral analysis of projected financial results. Notwithstanding that this information was not provided in writing, material information that Abazias' shared with Omnireliant should also be disclosed to shareholders in connection with their investment decision.

Material United States Federal Income Tax Consequences, page 85

16.   Identify OmniReliant's counsel rendering the tax opinion that the merger will constitute a tax free reorganization under Section 368(a) of the Internal Revenue Code.

17.   We note that this section refers to "Series E zero coupon preferred stock" while the title of the securities you are registering and to which you refer elsewhere in the registration statement is "Series E Preferred Stock". Please revise for consistency throughout your document.

Employment Agreements, page 92

18.   Since the two year term of Mr. Paul Morrison's executive employment agreement expired on October 31, 2008, please update the disclosure.

Transactions with Related Persons, Promoters and Certain Control Persons, page 94

19.   It is unclear whether the disclosure is complete since the second paragraph ends with the phrase "and (c)." Please revise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 98

20.   Disclose whether you believe that the terms of the lease with Mr. Oscar Rodriguez are no less favorable to Abazias than could be obtained from an unaffiliated third party.

Financial Statements

OmniReliant Holdings

Unaudited Financial Statements

Note 10. Redeemable Preferred Stock, Series F Preferred Stock and Warrant Financing Arrangement, page F-54

21.   We note your response to prior comment 21. Your disclosures indicate that the warrants are only redeemable for cash and other assets in the event of a fundamental transaction involving either (i) a merger or consolidation, (ii) a sale of all or substantially all assets, (iii) a tender offer is completed, or (iv) a reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash, or property. Please clarify whether the merger with Abazias, Inc. would qualify as a fundamental transaction. Please also clarify whether the warrants are puttable or whether the shares subject to the warrants are puttable. In evaluating FSP FAS 150-1, please tell us what consideration you gave to Example 6 of this FSP. Please specify the specific paragraph of SFAS 150 that led you to determine that these warrants should be classified as liabilities.

Abazias, Inc.

Balance Sheet, page F-131

22.   It appears that this balance sheet may have inadvertently been included on this page. Please advise or remove as necessary.

Exhibit 5.1

23.   The opinion should include:

        •   The 1,000 shares of Series E preferred stock being registered to cover the issuance of additional shares resulting from the rounding up of fractional shares.

- The 26,002,000 shares of common stock underlying the Series E preferred stock issuable to holders of Abazias' common stock that are being registered.

In addition, counsel should refer to the Series E Preferred Stock, rather than Series E Zero Coupon Preferred, consistent with the name of the securities being registered.

Exhibit 99.1

24.   Refer to prior comment 58. As requested previously, identify the form as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A. <u>See</u> <u>also</u> Rule 14a-4 of Regulation 14A.

Exhibit 99.2

25.   We note that you filed a form of tax opinion. An executed tax opinion must be filed before the registration statement's effectiveness. Please revise, and file the opinion as Exhibit 8 to the registration statement, consistent with Item 601(b)(8) of Regulation S-K.

26.   We note the statement "The opinions set forth herein are as of the date hereof, and we undertake no obligations to update these opinions…" Since the tax opinion must speak as of the date of the registration statement's effectiveness, please delete the statement. Alternatively, file an updated tax opinion immediately before the registration statement's effectiveness.

27.   Counsel must consent to:

- The proxy statement/prospectus discussion of the tax opinion.

- The reproduction of the tax opinion as an exhibit.

- Being named in the proxy statement/prospectus.

Please revise.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when OmniReliant requests acceleration of the effective date of the pending registration statement, provide a written statement from each of OmniReliant and Abazias acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OmniReliant and Abazias from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- OmniReliant and Abazias may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

Michael T. Williams, Esq.
Williams Securities Law Firm
2503 West Gardner Court
Tampa, FL 33611